

11017193

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSP Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place, Suite 200
(No. and Street)

Wakefield (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara J. Fournier 781-557-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barbara J. Fournier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSP Investments LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public



JUDY E. McISAAC
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 10, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FSP Investments LLC

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
FSP Investments LLC

We have audited the accompanying statement of financial condition of FSP Investments LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FSP Investments LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2011

FSP Investments LLC

Statement of Financial Condition

December 31, 2010

Assets	
Current assets:	
Cash and cash equivalents	$ 8,941,294
Restricted cash	3,953
Due from related party – Franklin Street	183,551
Prepaid expenses and other assets	437,451
Total current assets	9,566,249
Fixed assets:	
Computers and office equipment	734,483
Furniture and fixtures	105,556
	840,039
Less accumulated depreciation	480,187
Fixed assets, net	359,852
Security deposits	33,170
Total assets	$ 9,959,271
Liabilities and members' equity	
Current liabilities:	
Commissions, salaries, and bonuses	$ 1,802,694
Accounts payable and accrued expenses	63,587
Total current liabilities	1,866,281
Members' equity	8,092,990
Total liabilities and members' equity	$ 9,959,271

See accompanying notes.

FSP Investments LLC

Statement of Operations

Year Ended December 31, 2010

Revenue:	
Syndication income	$ 2,544,500
Transaction fee income	598,468
Interest and other income	11,498
Total revenue	3,154,466
Operating expenses:	
Salaries and payroll taxes	1,890,055
Commissions	1,333,000
Office and administrative	219,884
Employee benefits	211,738
Rent	187,523
Consulting	166,592
Travel and entertainment	96,097
License and permits	92,796
Depreciation	92,568
Professional fees	71,858
Maintenance and supplies	56,699
Telephone and utilities	43,446
Insurance	15,105
Total operating expenses	4,477,361
Net loss	$ (1,322,895)

See accompanying notes.

FSP Investments LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2010

Balance at January 1, 2010	$ 3,415,885
Net loss	(1,322,895)
Contributions from member	6,000,000
Balance at December 31, 2010	$ 8,092,990

See accompanying notes.

FSP Investments LLC

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities	
Net loss	$ (1,322,895)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	92,568
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Restricted cash	(3,953)
Due to/from related party – Franklin Street	253,402
Prepaid expenses and other assets	716,654
Commissions, salaries, and bonuses	386,282
Accounts payable and accrued expenses	(64,585)
Net cash provided by operating activities	57,473
Cash flows from investing activity	
Purchase of fixed assets	(154,322)
Cash used in investing activity	(154,322)
Cash flows from financing activity	
Contributions from member	6,000,000
Cash provided by financing activity	6,000,000
Net increase in cash and cash equivalents	5,903,151
Cash and cash equivalents at beginning of year	3,038,143
Cash and cash equivalents at end of year	$ 8,941,294

See accompanying notes.

FSP Investments LLC

Notes to Financial Statements

December 31, 2010

1. Organization

FSP Investments LLC (the Company) operates in a single facility located in Wakefield, Massachusetts. The Company was organized as a Massachusetts limited liability company pursuant to the Massachusetts Limited Liability Company Act on September 16, 1996, and commenced operations on January 1, 1997. Prior to July 1, 2001, the Company was 99%-owned by Franklin Street Properties Corp. (Franklin Street Partners Limited Partnership prior to January 1, 2002) (Franklin Street). Effective July 1, 2001, a wholly owned subsidiary of Franklin Street purchased the remaining 1% interest. In December 2001, the limited partners of Franklin Street approved the conversion of Franklin Street from a partnership into a corporation, and the subsequent election to be taxed as a real estate investment trust (REIT). A merger of Franklin Street with and into a wholly owned subsidiary, Franklin Street Properties Corp., accomplished the conversion, which was effective January 1, 2002. As part of the conversion into a REIT, the Company elected to be a taxable REIT subsidiary (TRS), and will incur income taxes at corporate tax rates.

The Company provides real estate investment and broker/dealer services. These services include: (i) the organization of corporate entities designed to qualify as a real estate investment trust (Sponsored REIT); (ii) sourcing of the acquisition of real estate on behalf of the Sponsored REIT; and (iii) the private placement of preferred stock in Sponsored REITs.

The Company is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, or FINRA, and a member of the Securities Investor Protection Corporation, or SIPC. The Company's broker/dealer operations are limited to those described in Paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities Exchange Act of 1934. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(i). The Company's principal source of revenue is providing real estate syndication and brokerage services to accredited investors as defined in Regulation D.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of voluntary employee contributions for a flexible spending account held by the Company.

Concentration of Credit Risks

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances in one bank which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the bank, and believes the risk of loss is minimal. Cash balances held with the financial institution frequently exceed the insurance limit of $250,000 provided by the Federal Deposit Insurance Corporation.

Revenue Recognition

Syndication fees of 4% – 8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense of 2% – 4% of the gross offering proceeds is recorded in the period that the related syndication fee is earned. There is typically more than one investor closing in the syndication of a Sponsored REIT.

Transaction fee income includes an acquisition fee and a separate fee for organizational, offering, and other expenses. Acquisition fees are generally recognized upon an investor closing; at that time, the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Organizational, offering, and other expenditures for the Company are collected at each investor close. After all expenses are incurred, any residual funds or expenses are considered additional fees, or an expense to the Company, and are generally recognized upon the final close of a Sponsored REIT. The final close is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors, charges relating to the syndication have been paid or accrued, continuing investment and continuing involvement criteria have been met, and legal and economic rights have been transferred.

2. Summary of Significant Accounting Policies (continued)

The Company follows the requirements for profit recognition as set forth by Accounting Standards Codification (ASC) 970-605-05, *Real Estate Syndication*, and ASC 360, *Property, Plant, and Equipment*.

Allocation of Expenses

Certain expense allocations have been made between Franklin Street and the Company in an effort to reflect the results of the Company's operations as if the Company operated independently as a non-affiliated entity of Franklin Street. In the opinion of management, the methods for allocating expenses are reasonable. It is not practicable to estimate additional costs that would have been incurred by the Company as a separate entity.

Subsequent Events

In preparing these financial statements the Company evaluated events that occurred through the date of issuance of these financial statements for potential recognition or disclosure.

Use of Estimates

The Company prepares financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for maintenance, repairs, and renewals are charged to expenses; major improvements are capitalized. Depreciation is recorded on the straight-line method over the assets' estimated useful lives, ranging from three to seven years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a taxable REIT Subsidiary, and incurs income taxes at statutory federal and state corporate income tax rates. The Company records income taxes based on the future tax effects at the difference between the tax and financial reporting bases of the Company's assets and liabilities.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital was $7,075,013, and the required net capital was $124,419. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was 0.26 to 1.

4. Related-Party Transactions

The Company acts as the real estate acquisition advisor and broker/dealer for several related-party Sponsored REITs, in which Franklin Street, one of the Company's members, is the common stockholder. The Company earned and was paid syndication and transaction fee income from the Sponsored REITs totaling $3,142,968 for the year ended December 31, 2010.

There is a non-interest bearing receivable balance owed to the Company from Franklin Street related to allocated expenses in the amount of $183,551 at December 31, 2010.

5. Members' Equity

Periodically, funds will be provided by Franklin Street for expenses incurred in the operation of the Company. On September 29, 2010, and December 30, 2010, contributions of $1,000,000 and $5,000,000, respectively, were received from Franklin Street. The funds provided by Franklin Street have been accounted for as capital contributions. These funds have not been deemed to be nor treated as loans and will not be repaid as such by Franklin Street.

6. Lease Obligation

The Company leases its corporate office space under an operating lease that commenced on September 10, 2010. The lease includes a base annual rent, and additional rent for the Company's share of taxes and operating costs.

Future minimum lease payments are as follows:

2011	$ 371,751
2012	388,843
2013	404,867
2014	416,618
2015 and thereafter	1,176,143
	$ 2,758,222

7. Income Taxes

The income tax benefit reflected in the statement of operations differs from the amounts computed by applying the federal statutory rate of 34% to loss before taxes as follows for the year ended December 31, 2010:

Federal income tax benefit at statutory rate	$ (449,784)
Increase in tax benefit resulting from:	
State income tax benefit, net of federal impact	(69,849)
Valuation allowance on federal tax benefit	449,784
Valuation allowance on state tax benefit	69,849
Tax benefit on loss	$ –

No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the TRS. The Company has a $449,784 federal tax benefit arising from the loss in 2010. A valuation allowance of $449,784 was recorded to reduce the tax benefit resulting from the 2010 loss attributable to FSP Investments as future use of the tax benefit may be uncertain. A valuation allowance of approximately $69,849 was recorded to reduce the tax benefit from the 2010 loss from FSP Investments due to the unitary reporting requirements enacted for 2009 in Massachusetts and the likely hindrances to using the loss carry-forwards.

7. Income Taxes (continued)

The Company files income tax returns in the U.S federal jurisdiction and the Commonwealth of Massachusetts. The statute of limitations for the Company's income tax returns is generally three years, and as such, the Company's returns that remain subject to examination would be primarily from 2007 and thereafter.

The Company has not taken any tax positions which would be classified as uncertain. Accordingly, no reserves have been recorded, including any accrued interest or penalties.

8. Retirement Plan

In 2006, the Company established a 401(k) plan to cover eligible employees, which permits deferral of up to $16,500 per year (indexed for inflation) into the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. An employee's elective deferrals are immediately vested upon contribution to the 401(k) plan. The Company matches employee contributions to the 401(k) plan dollar for dollar up to 3% of each employee's annual compensation up to $200,000. In addition, the Company may elect to make an annual discretionary profit-sharing contribution. The Company's total contribution under the 401(k) plan amounted to $124,897 for the year ended December 31, 2010.

Supplemental Information

Schedule I

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2010

Total members' equity	$ 8,092,990
Deductions:	
Non-allowable assets:	
Restricted cash	3,953
Due from related party – Franklin Street	183,551
Prepaid expenses and other assets	437,451
Fixed assets, net	359,852
Security deposits	33,170
Total deductions	1,017,977
Net capital	$ 7,075,013

Computation of basic net capital requirement

Minimum net capital required, 6-2/3% of $1,866,281, pursuant to Rule 15c3-1	$ 124,419
Minimum dollar net capital requirement for broker/dealer	5,000
Net capital requirement	124,419
Excess net capital	$ 6,950,594
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 1,866,281
Ratio of aggregate indebtedness to net capital	0.26 to 1

Statement pursuant to Rule17a-5 (d)(4)

A reconciliation of the Company's computation of capital, as reported in the unaudited Part II-A of Form X-17a-5 filed on January 25, 2011, is attached.

FSP Investments LLC

Computation of Net Capital Pursuant to Rule 15c3-1

Year Ended December 31, 2010

	Focus Report Part IIA Quarter Ended December 31, 2010	Adjustments		Annual Financial Statements at December 31, 2010
Computation of net capital				
Total members' equity from statement of financial condition	$ 8,328,293	$ (235,303)	(a)	$ 8,092,990
Deductions and/or charges:				
Nonallowable assets:				
Restricted cash	3,953	–		3,953
Due from related party – Franklin Street	183,551	–		183,551
Prepaid expenses and other assets	638,272	(200,821)	(a)	437,451
Fixed assets, net	359,852	–		359,852
Security deposits	33,170	–		33,170
Total deductions	1,218,798	(200,821)		1,017,977
Net capital	$ 7,109,495	$ (34,482)		$ 7,075,013

(a) Adjustments are the result of an income tax benefit and a valuation allowance on Federal income taxes.

(b) Schedule II

FSP Investments LLC

Statement Regarding Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

ERNST & YOUNG

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Members of
FSP Investments LLC

In planning and performing our audit of the financial statements of FSP Investments LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2011

Agreed-Upon Procedures

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Members of FSP Investments LLC:

We have performed the procedures enumerated below, which were agreed to by the members of FSP Investments LLC (the Company or FSPI), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating FSPI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. FSPI's management is responsible for FSPI's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payment listed in Form SIPC-7 to the copy of the check dated July 28, 2010 and agreed the amount to the Citizens Bank statement, noting no findings.

2. Compared the revenue amounts reported on the Financial and Operational Combined Uniform Single (FOCUS) Reports for the period from January 1, 2010 through December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010, covered by the Form SIPC-7, noting no findings.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the FOCUS Reports for the period from January 1, 2010 through December 31, 2010, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2011

Ernst & Young LLP

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